SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

VIA EDGAR

February 15, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Mr. Patrick Gilmore

 Accounting Branch Chief

Re:	Sify Technologies Limited—Form 20-F for the Fiscal Year Ended

March 31, 2011, filed on October 13, 2011

Form 6-K furnished on October 26, 2011

Form 6-K furnished on January 30, 2012

File No. 000-27663

Dear Mr. Patrick,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated February 3, 2012 with the respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “Annual Report”), the Form 6-K furnished on October 26, 2011 and Form 6-K furnished on January 30, 2012. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

General:

Comment 1: We note that you have a minority interest in MF Global Sify Securities India Private Limited and that MF Global Sify Securities Private Limited owns the majority interest. Please explain to us how you considered whether to furnish a Form 6-K after MF Global Holdings Ltd., the ultimate parent of MF Global Sify Securities Private Limited, filed for bankruptcy on October 31, 2011. See General Instruction B to Form 6-K.

Response 1:

MF Global Sify Securities India Private Limited (“MFG Sify”) is not a subsidiary of the Company. Sify owns approximately a 30% minority interest in MFG Sify. As noted in the Annual Report, our non-controlling minority interest is accounted for under IFRS using the equity method of accounting. The Company reviewed the bankruptcy filing of the parent of MFG Sify and after consultation with executives of MFG Sify and an evaluation by our management, we determined that the bankruptcy filing did not, at such time, materially affect MFG Sify or the Company’s interests in MFG Sify. The Company will file a Form 6-K in the event of any material development impacting Sify’s interest in MFG Sify, or upon the occurrence of any event that would require disclosure on Form 6-K.

Comment 2: As a related matter, please tell us how the bankruptcy of MF Global Holdings Ltd. affected the valuation of your investment in MF Global Sify Securities India Private Limited as of your most recent balance sheet date. Please provide us with your analysis pursuant to paragraphs 31 and 33 of IAS 28 in determining whether an impairment of your investment in this equity accounted investee has occurred during your most recent fiscal quarter.

Response 2:

As disclosed in our Annual Report, our interest in MFG Sify is accounted for under IFRS using the equity method of accounting. Under this method, we generally are obligated to report as “share of profit of equity accounted investee” a pro rata portion of the net income after tax of MFG Sify in our statement of operations even though we do not control MFG Sify, subject to limitations in the case of losses that exceed our cost of investment.

MFG Sify and its subsidiaries have continued to be solvent and continued to carry on business in the ordinary course, and have not been impacted by MFG US bankruptcy. The impairment indicator was evaluated as of December 31, 2011 and the recoverable amount was assessed as higher than carrying amount based on bid prices of a prospective buyer for the purchase of the shares of MFG Sify held by its parent corporation, MFG Holdings Limited. We will conduct an impairment evaluation of the valuation of our interest in MFG Sify again as of the end of our fiscal year on March 31, 2012, and such analysis will be disclosed in our annual report on Form 20-F for the fiscal year ending March 31, 2012.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 52

Comment 3: Please tell us how you considered discussing the Indian regulations that restrict your ability to raise funds by issuing additional ADSs in the United States or listing in India. See Item 5.B.1 of Form 20-F.

Response 3:

The Company respectfully believes that it addressed the relevant Indian regulations regarding its current inability to raise additional funds in the United States or effect a listing in India. As mentioned in the risk factors and the Notes to the Financial Statements on page 159 of the Annual Report, under the restrictions imposed by the Ministry of Finance of the Government of India (the “MoF”), the Company is not permitted to raise any capital by issuing additional American Depositary Shares in the United States, unless and until the Company is first listed on the Indian stock exchanges.

The Company is not able to list its shares on the Indian stock exchanges due to its inability to comply with the listing requirements of Securities Exchange Board of India, particularly per Clause 26 (1) (b) of the Issue of Capital and Disclosure Requirement Regulations, 2009, which requires that prior to a listing on the Indian stock exchange, the issuer must have a track record of “Distributable Profits” in terms of Section 205 of the Indian Companies Act, 1956, for at least three out of immediately preceding five years, provided that extraordinary items shall not be considered for calculating such distributable profits. As the Company has not been profitable during any of the three previous years, it may not list its shares in India.

In view of the above legal restrictions, the Company is not currently permitted to either issue and sell additional American Depositary Shares in the United States or list shares in India.

Comment 4: We note that your disclosures regarding cash flows from operating activities do not include a discussion of the reasons for the underlying changes in working capital items that affect operating cash flows. Please revise your disclosures in future filings to address the material changes in the underlying drivers related to these items. See Section IV.B.1 of SEC Release 33-8350.

Response 4:

We note the Staff’s comment and will provide further disclosure regarding material changes in our future filings.

Item 6. Directors, Senior Management and Employees:

Board Compensation, page 65:

Comment 5: Notwithstanding your representations in your March 16, 2009 response to comment 8 of our letter dated February 9, 2009, you do not appear to have disclosed the date of expiration of the current term of office of each of your directors, and members of your administrative, supervisory or management bodies. See Item 6.C.1 of Form 20-F. Please advise.

Response 5:

As stated in the Annual Report, the Company has service contracts with Mr. Raju Vegesna, CEO & Managing Director and Mr. Ananda Raju Vegesna, Executive Director.

The tenure of office of Mr. Raju Vegesna and Mr. Ananda Raju Vegesna is five years from the date of election, effective July 18, 2009 and June 22, 2010, respectively. As per the Company’s Articles of Association, these two Directors are not required to retire by rotation and shall serve until they resign.

As described in the Annual Report, the Company does not have a service contract with the other directors. However, under the Indian Companies Act, 1956, two-thirds of the remaining Directors are required to retire by rotation. Of this, one-third shall retire at every annual general meeting (“AGM”). At every AGM, the Directors who have served for the longest period since their last appointment shall retire by rotation. The retiring Directors are eligible for re-election by the stockholders and may be nominated for election by the Company. Hence, the Directors who are retiring by rotation are determined only close to AGM and cannot be determined in advance.

The Company will provide further details regarding the election and terms of each director in its future filings. The Company does not have administrative, supervisory or management bodies. The members of each standing committee of the Board of Directors are described in the Annual Report.

Stock Ownership, page 66

Comment 6: Footnote 1 to the beneficial ownership table states that “All 125,000,000 shares have been allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding.” The footnote appears to be referencing the 125 million shares purchased in the October 2010 unregistered offering. Please clarify this in future filings by expanding the footnote or including a cross-reference to a more detailed explanation elsewhere in your annual report.

Response 6:

We note the Staff’s comment and will provide a detailed explanatory footnote and/or a cross-reference in our future filings regarding the ownership of Mr. Vegesna’s shares.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders, page 67

Comment 7: In the third sentence of this section, you state that beneficial ownership includes “voting and investment power with respect to equity shares.” Please note that beneficial ownership also includes the power to receive the economic benefit of ownership of securities. See General Instruction F to Form

20-F. Please tell us whether you have provided the disclosure required by Item 7 of Form 20-F for all shareholders that are the beneficial owners of 5% or more of each class of your voting securities. In addition, please confirm that you will include disclosure consistent with Form 20-F’s definition of beneficial owners in future filings.

Response 7:

The Company believes it has provided the disclosure required under Item 7 for all shareholders who are the beneficial owners of more than 5% of each class of our voting securities, and will provide such disclosure consistent with Form 20-F’s definition of beneficial ownership in future filings. Mr. Raju Vegesna is the sole shareholder that is the beneficial holder of greater than 5% of the Company’s outstanding shares.

Issuance of Equity Shares in private placement to the promoter group, page 69

Comment 8: It appears that your issuance of equity shares to your promoter group was done at a discount to the trading price of your ADSs at the time of the transaction. Please explain how you determined that additional disclosure was not necessary. See Item 7.B.1 of Form 20-F.

Response 8:

As mentioned in Note 42 in the Notes to the financial statements included in the Annual Report, the Company issued and allotted 125,000,000 Equity Shares to M/s Raju Vegesna Infotech and Industries Private Limited, pursuant to the terms of the Subscription Agreement dated October 22, 2010, by and between the Company and Mr. Ananda Raju Vegesna, acting as a representative for the promoter group companies. Mr. Raju Vegesna, the Company’s Chief Executive Officer, and entities affiliated with Mr. Vegesna, comprised the promoter group (the “Promoter Group”). A copy of the Subscription Agreement was filed with SEC on a Form 6-K filed on November 15, 2010.

The transaction with the Promoter Group was approved by the Board of Directors, including all independent members of the Board of Directors, in August 2010, and by the Company’s shareholders at the Company’s Annual General Meeting in September 2010, in accordance with Indian law. The proxy materials distributed to the Company’s shareholders prior to the annual general meeting at which the transaction was voted upon disclosed the purchase price of the shares sold to the Promoter Group. Moreover, the Company issued a press release on August 28, 2010 describing the terms of the proposed transaction with the Promoter Group, including the discounted share price, and filed a Form 6-K with such press release on August 31, 2010.

In view of the above, the Company determined that no additional disclosure was required in the Annual Report, as the material information regarding the terms of the transaction was previously disclosed.

Item 10. Additional Information

Exchange Controls

Issue of shares by Indian companies under ADR/GDR, page 81

Comment 9: Although you have included a general discussion of the laws that appear to currently restrict your ability to currently issue any additional ADRs, please tell us how you considered disclosing that you currently face such restrictions. See Item 10.D of Form 20-F.

Response 9:

As stated in our response to Comment 3 above, the Company respectfully submits that it fully disclosed the restrictions imposed by the Indian government regarding the Company’s ability to issue additional American Depositary Shares in the United States, and that any future issuance are prohibited until such time as the Company lists its shares on the Indian stock exchange.

In addition to the risk factor and the discussion in the Company’s notes to the financial statements in the Annual Report, the Company will add further disclosure regarding such restrictions in future filings in response to the Staff’s comment.

Item 18. Financial Statements

Note 3. Significant accounting policies

n. Revenue

(i) Corporate network/data services, page 118

Comment 10: We note your disclosure that trading transactions relating to standard hardware and software involve the arrangement of purchases from suppliers and sales to customers and that revenue is reported on a gross or net basis depending on a fact-specific evaluation of such transactions. Please tell us more about the nature of these transactions. As part of your response, describe the details of an arrangement that results in revenue being reported gross and another when revenue is reported net, including your analysis pursuant to the example in paragraph 21 of IAS 18 IE in determining whether you are a principal or an agent in the respective transactions.

Response 10:

As part of the Company’s expansion of its enterprise solutions business, we identified the business of System Integration as one of the revenue streams. This business primarily involves trading of networking hardware and software.

The Company evaluated the above transactions on a fact specific basis for gross or net reporting based on the following principles as set out in paragraph 21 of IAS 18 IE. According to paragraph 21 of IAS 18 IE, the following principles indicate that an entity would be acting as a principal.

•	the entity has primary responsibility for providing the goods or services to the customer or for fulfilling the order.

•	the entity has inventory risk before or after the customer order, during shipping on or return.

•	the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services.

•	the entity bears the customer’s credit risk for the amount receivable from the customer.

During the year ended March 31, 2011, on evaluation of these transactions from a gross – net reporting perspective, the Group has evaluated the significant risks and rewards associated with the purchase and sale of such goods. Specifically, in cases where there were no credit risk assumed by the Company, in as much as the payment to the vendor was made only after collecting from the customer and the inventory risk is not owned by the Company, the Company has recorded such transaction on a net basis.

Alternatively, the revenue is recorded on a gross basis, when the Company acts as a principal. Thus in typical transactions, where the credit risk is owned by the Company, inventory risk owned by the Company and all significant risks and rewards are owned by the Company, the transactions are recorded on a gross basis.

(ii) Internet access services, page 119

Comment 11:

We note that in connection with franchised cable network operators and cybercafé operators, you charge an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services as described on page 119. Please tell us whether you provide any additional services to the franchisees during the period of the respective agreements. If so, please describe the nature of such services and how the related revenue is recognized. As part of your response, please also tell us whether you charge a separate fee to the franchised cybercafé operators for rights to use the company’s logo, brand and trade names and, if so, how such revenue is recognized. Refer to the example in paragraph 18(c) of IAS 18 IE.

Response 11:

The Company renders public internet access service through a set of franchised cybercafés. The franchisee procures the retail space, invests in furniture, interior decor, PCs, and point of sale signage and employs and trains the franchisee staff. The Company provides the complete backend support, including bandwidth, the authentication/usage engine and the billing and collection system. The Company charges a nominal initial non-refundable fee to the franchisee in connection with certain initial services rendered by the Company. We respectfully submit to the Staff that the total initial non-refundable fee recognised during the year ended March 31, 2011 is not a material source of revenue to the Company and approximates only 0.16% of the total revenue of the Company.

IAS 18 (appendix) provides that the franchise fees should be recognized as revenue on a basis that reflects the purpose for which the fees were charged. Further, the appendix provides that fees for the provision of continuing services, whether part of the initial fee or a separate fee, are recognised as revenue as the services are rendered. When the separate fee does not cover the cost of continuing services together with a reasonable profit, part of the initial fee, sufficient to cover the costs of continuing services and to provide a reasonable profit on those services is deferred and recognised as revenue as the services are rendered. Based on such guidance, our analyses are as follows:

The company charges a one-time franchisee fee to the franchisee operators in respect of the following services rendered before the commencement of franchisee operations:

a)	Conducting a market survey and deciding on the best location for the cybercafé or cable head end;

b)	Installing the broadband receiver equipment on rooftop of the CTO premises and connecting it to one of Sify’s broadcasting towers;

c)	Obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

d)	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;

e)	assisting in obtaining facilities, including computers and interiors for the cybercafés;

f)	Providing the operations manual giving the instructions and guidelines for running the cybercafés; and

g)	Providing the business model/revenue generation model etc.

It may be noted that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. Further, the fees charged for rendering the subsequent services is sufficient to cover the cost associated with such services with a reasonable percentage of profit. Accordingly, it is appropriate to recognize the franchisee fees upfront on completion of the above mentioned services. The recognition is in accordance with IAS 18, which provides for that an initial fee is recognised as revenue when performance of all the initial services and other obligations required of the franchisor (such as assistance with site selection, staff training, financing and advertising) has been substantially accomplished.

It may also be noted that the sale price charged by the Company for the internet user packs in respect of any franchisees is fixed, irrespective of the quantum of initial non-refundable one time fees collected from them. This evidences that there is no element of advance payment received for the future services to be rendered by the Company.

Comment 12: We note that in connection with electronic commerce transactions, you disclose that you act in the capacity of an agent rather than as the principal and that revenue is recognized on a net basis based on the amount of the commission earned. Based on this information, it appears your role is to facilitate transactions between buyers and sellers of third party products and services, not your own products and services. Please confirm whether our understanding is correct. As part of your response, please tell us what the “cost of procuring merchandise for e-commerce sales” relates to as noted from your discussion of cost of goods sold and services rendered for online portal services and content offerings on page 43.

Response 12:

The transactions in e-commerce are predominantly accounted on a net basis as our role in such transaction is only to facilitate the sale between the buyers and sellers. We do not sell our own products and services, except in case of sale of gift articles / coupons which we deal on a principal basis and not as an agent. These items are taken to inventory when purchased and moved out of inventory when sold and corresponding cost is booked. The cost of procuring such gift articles / coupons are disclosed as “cost of procuring merchandise for e-commerce transactions” and disclosed under cost of goods sold.

The e-commerce transactions do not represent a material source of revenue for the Company and represents only 0.15% of the total revenue of the Company and the value of gift certificate transactions for the year ended March 31, 2011 is nil.

In our future filings, we will clarify in our accounting policies that e-commerce transactions are predominantly accounted on a net basis, except for the transactions relating to gift certificates which are accounted on a “gross” basis.

Comment 13: We note your disclosure that in the case of value-added services rendered using Sify’s mobile telephone short code 54545, revenue is recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider. Please tell us the means by which you receive confirmation by the mobile phone service provider and how timely this information is received. Please tell whether there are time lags between subscriber activity and the receipt of confirmation from the mobile phone service provider. If so, please tell us how long the time lag is, whether it has ever spanned different reporting periods and how revenue recognition is impacted as a result.

Response 13:

The value added services (content) are downloads of film tunes, pictures, logos, sports news, current affairs, astrology etc. The subscribers of the operators are required to send message to 54545 requesting for the advertised content. The requested content is delivered to the mobile operator who in turn delivers the same to its subscribers.

Revenue is recognized based on the content delivered, as confirmed by the mobile phone service providers on a monthly basis. The confirmations are generally received in the form of the auto-generated e- mail from the mobile phone service providers.

As part of the monthly closure process, based on confirmations from service providers, the Company accrues revenue for the services rendered for the relevant period. Accordingly, the time lag in confirmation would not span to different accounting periods and the revenue is being recognised in the relevant accounting periods.

During the year ended March 31, 2011, we have recorded revenue from value added services rendered using Sify’s mobile telephone short code 54545 representing 0.1% of the total revenue, which is not a material source of revenue for the Company.

(iv) Other services, page 120

Comment 14: Please discuss the specific accounting guidance you follow with respect to your fixed priced e-learning software development services arrangements. If you believe these arrangements follow the example in paragraph 19 of IAS 18 IE, please explain further how the services described in your disclosures (i.e., information presentation, structured content delivery, content digitization and simulation based training) qualify as customization services. Further, please clarify the nature of services that relate to software development.

Response 14:

The Company provides e-learning software development services to facilitate web-based learning for various organizations. These customized services vary in size from customer to customer and relate to development of computer based and web based training courseware in accordance with the customer’s specification. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis.

An e-learning project typically consists of structuring of contents, developing modules, and delivery and training users on these developed modules. The following are services rendered:

Information presentation:

This service consists of packaging the information into capsules/modules/delivery streams. The packaging of information is based on the requirement of the customer which is determined based on the target audience. Hence, the presentation is tailor-made for each and every customer.

Structured content delivery

The content for preparing the learning modules is developed based on the customer needs. These are structured and delivered to the customer after any changes as may be required by the customer.

Content digitization and simulation based training

The scope includes content and web development for delivery and training the target audience based on their requirements. In case of simulated environment training the viewer becomes an active participant in environment and learns by doing tasks assigned. Content digitization is delivered over the web through the company or vendor technology platforms based on customer requirement.

The contracts executed by the Company are not similar i.e. the efforts required to execute these contracts at each stage of development process differ from customer to customer and the contract is executed based on specific requirements regarding content/information of the customer. Thus, the e-learning packages are specifically designed for the customer and accordingly, are customized programs.

•	Paragraph 20 of IAS 18 states:

“When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

a)	the amount of revenue can be measured reliably;

b)	it is probable that the economic benefits associated with the transaction will f low to the entity;

c)	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

d)	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

•	Paragraph 21 of IAS 18 states:

“The recognition of revenue by reference to the stage of completion of a transaction is often referred to as the percentage of completion method. Under this method, revenue is recognised in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides useful information on the extent of service activity and performance during a period. IAS 11 also requires the recognition of revenue on this basis. The requirements of that Standard are generally applicable to the recognition of revenue and the associated expenses for a transaction involving the rendering of services”

•	Further as per paragraph 19 of illustrative example of IAS 18:

“Fees from the development of customized software are recognised as revenue by reference to the stage of completion of the development, including completion of services provided for post-delivery services support.”

Accordingly, we respectfully submit to the Staff that, since the revenue from e-learning activity represents development of customized services, revenue from such service activities is recognized based on the percentage of completions method, as per the guidance set forth in IAS 11 and IAS 18.

Note 34. Segment reporting, page 144

Comment 15: We note you have not provided information regarding the extent of your reliance on major customers. Please tell us how you have considered paragraph 34 of IFRS 8 in this regard.

Response 15:

Paragraph 34 of IFRS 8 on Operating Segments states: “An entity shall provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 per cent or more of an entity’s revenues, the entity shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The entity need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer.”

The Company is primarily involved in providing services, such as corporate network and data services, internet access services, online portal and content offerings, and in selling hardware and software related to such services. Accordingly, the Company’s customer base is wide and includes corporate customers, retail home subscribers, cybercafé customers and others. The Company does not rely on any specific customers for a significant portion of its revenues. Further, revenue from transactions with a single external customer does not exceed more than 10 percent of the Company’s revenue. We also represent to the Staff that we will, in consideration of paragraph 34 of IFRS 8, clarify in our future filings, to the extent applicable and unless the Company does rely on a customer for more than 10% of its revenue, that the Company is not dependent upon any single significant customer, and that revenue from any single customer does not equal or exceed 10% of the Company’s total revenue.

Note 36 Legal proceedings, page 148

Comment 16: We note that your disclosures regarding the securities class action lawsuit are unchanged from those previously provided in your 2010 Form 20-F. Please provide us with an update on the status of this case and related preliminary approved settlement. Additionally, discuss your consideration of paragraph 30 of IAS 37 as it relates to the fiscal 2011 financial statements. As part of your response, please clarify whether the insurers will pay your portion of the settlement amount directly or reimburse amounts paid by you and discuss how this will be reflected in your financial statements.

Response 16:

Subsequent to the final approval of the Settlement Agreement by the District Court, there were several notices of appeal filed. Certain of such appeals were filed by the same parties that objected to the Settlement Agreement. These appeals were consolidated into a single appeal and briefing schedule was held on January 9, 2012. The class counsel and objectors counsel entered into a final Settlement Agreement, which agreement included an agreement to dismiss the appeals. Accordingly, the appeal has been dismissed, with prejudice, and the Settlement Agreement has been approved by the District Court.

The Company’s insurer is a party to the Settlement Agreement effected before the District Court, and shall pay the settlement amount, on behalf of the Company, directly as per the court Order. The preliminary settlement amount is not material and is estimated to be USD $338,983.

In reliance on paragraph 30 of IAS 37 as it relates to the fiscal 2011 financial statements, we have continually assessed the proceedings to determine whether an outflow of resources embodying economic benefits has become probable. As the outcome was not in the affirmative, we have not made any provision for the same.

MF Global Sify Securities India Private Limited

IFRS Consolidated Financial Statements

As at March 31, 2011 and 2010 and for the year ended March 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

General

Comment 17: We note that you have not included in the filing the audit report of Price Waterhouse related to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of March 31, 2010 and for each of the two years in the period ended March 31, 2010. Please amend your Form 20-F to include this audit report.

Response 17:

We have noted the Staff’s comment and we will amend the Annual Report to include the audit report of Price Waterhouse with respect to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of March 31, 2010 and for each of the two years in the period ended March 31, 2010, which was inadvertently omitted from the filing of the Annual Report.

Item 19. Exhibits

Comment 18: We note that you have not filed the consent of ASA & Associates relating to their audit report dated October 11, 2011 with respect to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of and for the year ended March 31, 2011. Please amend your Form 20-F to include this consent.

Response 18:

We have noted the Staff’s comment and we will amend the Annual Report to include the consent of ASA & Associates with respect to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of and for the year ended March 31, 2011, which was inadvertently omitted from the filing of the Annual Report.

Form 6-K Furnished October 26, 2011

Comment 19: You state that you furnished this report to provide further information to investors regarding your previously announced unregistered offering of shares to your promoter group. The unregistered offering took place in October 2010 and was discussed in prior Forms 6-K furnished on August 31, 2010, November 15, 2010, and September 8, 2011. Please explain to us why you did not provide this additional information to investors promptly after the unregistered offering. See General Instruction B of Form 6-K.

Response 19:

In order to clarify the legal position of the issuance of the Indian Equity Shares in the private placement to the Promoter Group, and to provide additional information to the Company’s shareholders regarding the treatment, under Indian law, of the issued shares, the Company filed the Form 6-K on October 26, 2011. Although the Company believed that sufficient information regarding the transaction had been provided to shareholders through the Company’s public filings with the SEC regarding the transaction, the Company filed the Form 6-K with the supplemental information to provide further clarity regarding the partially-paid shares and the Indian regulations that affected the Company’s ability to raise capital, thus necessitating the transaction with the Promoter Group.

The Company respectfully notes to the Staff that the Company provided disclosure of the transaction to shareholders prior to the transaction. A description of the proposed transaction was included with the proxy materials provided to shareholders prior to the 2010 Annual General Meeting, which proxy materials were also furnished with the SEC on September 13, 2010. Such proxy materials described the transaction and the proposed use of proceeds, such as the future expansion of Company’s network services, data centre expansion and other internet related business segments. The proxy materials disclosed the inability of the Company to raise further funds in the United States due to the restrictions imposed by the MoF; that the shares sold were to be illiquid Indian equity shares and the ownership of the promoter group on a pre- and post-transaction basis.

Additionally, the Company filed a Form 6-K on August 31, 2010 regarding the proposed transaction, and the Form 6-K indicated that the transaction would be subject to shareholder approval. Shareholder approval was obtained on September 27, 2010 at the Annual General Meeting. Subsequently, a Form 6-K was filed on November 15, 2010 regarding the transaction and describing the terms and conditions of the issuance and sale of the shares.

Accordingly, as the shareholders had already approved the transaction at the time of the filing of the Annual Report, and given the numerous filings made by the Company regarding the transaction, the Company determined that such disclosure was not needed again in the Annual Report.

Comment 20: The Form 6-K does not explain why the shares appear to have been issued to your promoter group at a discount to the trading price of your ADSs at the time of the transaction. In addition, it does not clarify that although your shareholders approved the unregistered offering, members of your promoter group appear to have beneficially owned greater than 50% of your equity shares during the shareholder vote. Please explain to us how you analyzed whether this information is material to investors.

Response 20:

Please see our response to Comment 19 above regarding the issuance of the shares to the Promoter Group.

The Staff is correct that the Promoter Group beneficially owned greater than 50% of the shares of the Company. The transaction was subject to shareholder approval and was approved in compliance with the Indian Companies Act, 1956, which requires that any proposal for issuance of shares in a private placement be approved by the shareholders by a special resolution and the approval of at least 75% of all shareholders at a general meeting. The Company’s Board of Directors approved the transaction, and the approval for the private placement was duly obtained at the Company’s Annual General Meeting on September 27, 2010 by the required vote. The beneficial ownership of the Promoter Group had been previously disclosed by the Company in prior reports filed with the SEC and was included in the proxy materials provided to shareholders.

Form 6-K Furnished January 30, 2012

Comment 21: We note your disclosure of “EBIDTA” in your press release. Please tell us how you considered the presentation and reconciliation requirements included in Item 100(a) (1) and (2) of Regulation G.

Response 21:

We have noted the Staff’s comment and will be providing the reconciliation of EBIDTA with audited net profit in our future filings.

***

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar

Title: Chief Financial Officer

Sify Technologies Limited

Chennai

India